August 27, 2007

VIA EDGAR TRANSMISSION, FAX TO 202-772-9368 AND REGULAR MAIL

MS. TRACEY MCKOY, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
1 Station Place, N.E.
Washington, D.C.   20549-7010

Re: Congoleum Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 1-13612

Dear Ms. McKoy:

This letter sets forth the responses of Congoleum Corporation, a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter dated August 22, 2007 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"). For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses to those comments included herein to correspond with the respective comment number from the Comment Letter. Capitalized terms used in our responses below but not defined therein have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

1. We note that prior to filing for bankruptcy on December 31, 2003 you annually retained a consulting firm to estimate your asbestos liabilities and this was done in connection with the preparation of the 2002 financial statements. Your minimum liability for known claims was estimated at $310 million and did not include defense costs, purported claims, and any future claims. Please quantify the amounts of previous annual estimates and explain how you accounted for such amounts prior to 2002.

The consultant's estimate prepared for Congoleum's December 31, 2001 financial statements indicated a range of liability of $53.3 million to $195.6 million for indemnity obligations for both existing asbestos claims and all future claims through the year 2049. These estimates did not include liability for defense costs. At that time, Congoleum anticipated that its excess carriers would be

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providing insurance coverage for the liabilities (other than the portion of liabilities allocated to insolvent carriers) once its primary coverage was exhausted. Accordingly, Congoleum recorded the minimum of the range (as we did not believe any number within the range was more probable) of $53.3 million and a related insurance asset, based upon this liability estimate and an estimate of the portion that would be allocable to insolvent carriers, of $45.3 million. At the time, we also believed it was appropriate to net $35.5 million of the liability against the related insurance assets, so the financial statements reported a liability of $17.8 million and an insurance asset of $9.6 million in 2001. The liability and assets at December 31, 2001 were shown gross, not netted, when presented as prior year figures in the December 31, 2002 statements.

The consultant's estimate prepared for Congoleum's December 31, 2000 financial statements indicated a range of liability of $35.1 million to $161.3 million for indemnity obligations for both existing asbestos claims and all future claims through the year 2049. These estimates did not include liability for defense costs. As was done in 2001, Congoleum selected the minimum of this range ($35.1 million) in accordance with FAS5, and recorded it net of what was deemed highly probable insurance coverage, resulting in a liability of $15.3 million and an asset of $7.1 million.

Prior to preparation of the 2000 financial statements, we did not use consultants to estimate asbestos liabilities. Because we expected liabilities to be fully covered by insurance at the time, liability estimates were limited to deductible and retro premium costs.

2. We note the Claimant Agreement occurred subsequent to December 31, 2002. This occurred subsequent to the balance sheet date and was not new information regarding the status of the liability as of the balance sheet date but was a significant and new event occurring after the balance sheet date. Therefore it is unclear to us why you believe that as of that date, you should not have recorded the $310 million.

The Claimant Agreement was being negotiated while the December 31, 2002 financial statements were being prepared. The $310 million liability estimate represented the estimated indemnity obligation for then pending claims in the tort system. Absent insurance coverage, Congoleum did not have the financial means to litigate or settle all the pending claims in the tort system, which was why it pursued resolving them through the claimant agreement and a pre-packaged bankruptcy filing. Since the Claimant Agreement was entered into prior to finalizing the financial statements and provided that the participants in that agreement could only look to the assets that would be placed in the Plan Trust, we believed it was appropriate to record the estimated liability reflecting the effect of the Claimant Agreement. We did not believe the $310 million estimate was the appropriate amount to record in the financial statements as it did not reflect how the claims would be settled.

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3.    We note the Claimant Agreement and related documents provided that you would contribute your disputed and uncertain insurance assets, together with a contribution from the Company (50.1% of your post-reorganization equity), to the Plan Trust that would assume all liability for your current and future asbestos claims pursuant to section 524(g) of the Bankruptcy Code. Therefore we assume that the effectiveness, in substance, of the Claimant Agreement is contingent upon final approval of the plan of reorganization. It appears theoretically inconsistent for U.S. GAAP purposes to not record the asbestos-related liability and any estimated recoveries prior to the approval of the plan of reorganization and establishment of the Plan Trust. In effect you have pre-recorded only one aspect of the expected accounting in the emergence. In other words, in the absence of the existence of the Plan Trust and no contribution of post-reorganization equity, it would appear that the liability would still remain with the company. Please advise.

The Claimant Agreement and related documents provided that we would contribute our disputed insurance assets and a promissory note to the Plan Trust. The promissory note had an initial principal amount of $2.7 million that would be reset to 51% of Congoleum's total equity value one year after reorganization. The liability estimates we recorded for total costs to resolve our asbestos liabilities through the reorganization have included an estimate of the amount of the promissory note, so we believe we did record all aspects of the expected accounting in the emergence based on the terms of prior reorganization plans. Unfortunately, the bankruptcy judge's ruling in January 2007 on the Tenth Plan held that the promissory note structure does not comply with requirements of section 524(g) of the bankruptcy code, which is why we now anticipate a direct contribution of 50.1% of the equity to the Plan Trust.

We do not believe liability for claims settled under the Claimant Agreement to be contingent upon final approval of a plan of reorganization. Although there is continuing litigation related to this agreement, a recent judicial ruling in the coverage case noted that participants in that agreement can only look to the assets that would be placed in the Plan Trust, and the release that Claimant Agreement participants granted was not conditioned upon creation of the Plan Trust, funding of the Plan Trust, or final approval of a plan of reorganization. As a result, we do not believe it was premature to recognize the effect of the Claimant Agreement on the settled liabilities at the time the Claimant Agreement was entered into.

4. With respect to claims by claimants not determined under the claimant agreement and unasserted future claims, tell us why, with reasonable due diligence, an estimate cannot be made. Although we recognize that such estimates are complex and not routine, they are also not uncommon. We would assume that a reasonable estimate could establish a range of loss, the minimum of which would not be zero. Please advise.

As we indicated in our letter of August 1, 2007, Bankruptcy and New Jersey State Court admitted expert witnesses have testified to estimates of future claims

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(beyond claims not determined under the Claimant Agreement) with present values ranging from $40 million to $1.4 billion. While we would expect court admitted expert witnesses to prepare their estimates with reasonable due diligence, we have difficulty concluding that such a wide range constitutes a "reasonable estimate" as opposed to persuasive evidence that the future liability cannot in fact be reasonably estimated for financial statement purposes. We believe footnote disclosure of potential liabilities complies with FAS5 and is the most meaningful way to present this information to the reader.

If you have any questions regarding the foregoing, please do not hesitate to contact me at: 781-237-6655.

Sincerely,

Congoleum Corporation


/s/ Howard N. Feist

Howard N. Feist
Chief Financial Officer

Cc:  Securities and Exchange Commission
     John Hartz